FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST FILES ANNUAL INFORMATION FORM AND FINANCIAL STATEMENTS

CALGARY, ALBERTA – April 1, 2005 - Enterra Energy Trust (“Enterra”) (TSX: ENT.UN; NASDAQ: EENC) is pleased to announce that it filed its 2004 Annual Information Form with Canadian securities regulatory authorities on March 31, 2005.  Also filed were the Audited Consolidated Financial Statements and the Management Discussion and Analysis for the year ended December 31, 2004, as well as other required disclosure documents, including National Instrument 51-101.

All documentation filed by the Corporation is available through SEDAR at www.sedar.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

(403) 263-0262

The Equity Group

Reg Greenslade

Linda Latman (212) 836-9609

President & Chief Executive Officer

Rob Greenberg (212) 836-9611

Telephone: (403) 213-2507

www.theequitygroup.com

Fax: (403) 444-0100

www.enterraenergy.com